

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 26, 2008

Mail Stop 4561

Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Republic Bancorp, Inc.
601 West Market Street
Louisville, Kentucky 40202

Re: Republic Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q/A for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
File No. 000-24649

Dear Mr. Sipes:

We have reviewed your letter filed on September 10, 2008 and have the following comments.

Form 10-Q/A for the Quarterly Period Ended March 31, 2008
Item 4. Controls and Procedures, page 55

1. Please amend your Form 10-Q for the quarterly period ended March 31, 2008 to reflect the draft changes as presented in your September 10, 2008 correspondence.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Benjamin Phippen at (202) 551-3697 or me at (202) 551-3492 with any other questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant